FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 6, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 6, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

REPEAT -- NORSAT INTERNATIONAL TO HOLD INVESTOR CONFERENCE CALL ON
WEDNESDAY, AUGUST 6, 2008

VANCOUVER, BRITISH COLUMBIA, July 28, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF) today announced that it plans to release its second quarter results on Wednesday, August 6, 2008.  Management will hold a conference call that same day at 5:30 p.m. (ET) to discuss the results.  Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:

DATE:

Wednesday, August 6, 2008

TIME:

5:30 p.m. ET

DIAL-IN NUMBER:

647-427-3420 or 1-888-300-0053

REFERENCE NUMBER:

55280938

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Aimee Chan

Kristen Dickson

President & CEO

Investor Relations

Tel: 604-821-2808

The Equicom Group

Email: achan@norsat.com

Tel: 416-815-0700 x273

Email: kdickson@equicomgroup.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended March 31, 2008, and the Management Discussion and Analysis for the three months ended March 31, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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